EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Finishes Strong Year with Operating Income of $103 million, up 16%

•	Full-year operating income of $103.2 million, up 16% from $88.7 million in 2014

•	GAAP EPS of $0.27 per share for the quarter and $1.04 for the year

•	Adjusted EPS of $1.02 for the year, up 16% compared to $0.88 last year

•	Full-year operating margin of 13.4%, up 200 basis points from 11.4% in 2014

•	Full-year operating cash flow of $91 million, up 12% from $81 million last year

•	Signing announced today for acquisition of Joe Johnson Equipment
Oak Brook, Illinois, February 29, 2016 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2015.
Consolidated net sales for the fourth quarter were $186.4 million, down 11% versus the same quarter a year ago. Fourth quarter income from continuing operations was $17.4 million, equal to $0.27 per diluted share, compared to $19.9 million, or $0.31 per share, in the prior-year quarter. The Company also reported adjusted net income from continuing operations for the fourth quarter of $16.0 million, equal to $0.25 per diluted share, unchanged from the same quarter a year ago.
Consolidated net sales for the year ended December 31, 2015 were $768.0 million, down 1% compared to the prior year. Income from continuing operations for the year was $65.8 million, equal to $1.04 per diluted share, compared to $59.7 million, or $0.94 per share, in the prior year.
Adjusted net income from continuing operations for the year was $64.7 million, equal to $1.02 per diluted share, an increase of 16% compared to $55.8 million, or $0.88 per diluted share, in the prior year.

All results presented herein are for continuing operations, and previously reported results have been recast to reflect the Fire Rescue Group as a discontinued operation following the sale of the Bronto Skylift business. In addition, the Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. Adjusted net income and adjusted earnings per share from continuing operations in both years exclude the effects of certain special tax items. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Improved Fourth Quarter Margin Despite Softer Sales
“We wrapped up another year of impressive performance with solid fourth quarter results, in spite of weakening industrial market conditions,” said Jennifer L. Sherman, President and Chief Executive Officer. “We continue to benefit from our long-running 80/20 efforts and lean initiatives that drive profitability, and in spite of softer sales, we reported an improved consolidated operating margin for the quarter. Our cash flow for the year was outstanding, and our balance sheet is stronger than ever.”
Net sales were $186.4 million for the quarter, down 11% compared to the fourth quarter of 2014. Environmental Solutions Group sales were down $18.3 million, or 13%, due to reduced sales of domestic vacuum trucks and sewer cleaners, while Safety and Security Systems Group sales were $4.4 million lower than the prior-year quarter.
On lower sales, consolidated fourth quarter operating income of $24.3 million was down 6% compared to the fourth quarter of 2014. Consolidated fourth quarter operating margin improved to 13.0%, compared to 12.3% last year. The improvement is largely attributable to the Environmental Solutions Group, with an operating margin of 17.9%, up 240 basis points compared to last year. Corporate expenses of $7.1 million were in line with prior-year levels.
Net sales of $768.0 million for the year ended December 31, 2015 were down 1% compared to the prior year. Net sales in the Safety and Security Systems Group were $8.6 million lower than the prior year, but were essentially flat after excluding adverse foreign currency translation effects of $8.2 million. The Environmental Solutions Group reported a nominal year-over-

year net sales decrease on lower shipments of vacuum trucks and sewer cleaners, partially offset by improved sales of street sweepers.
Consolidated full-year operating income was $103.2 million, up 16% compared to the prior year. Consolidated full-year operating margin improved to 13.4%, compared to 11.4% in 2014. Excluding special tax items, the effective income tax rate for the year was approximately 36%.
Orders were $179.3 million for the quarter, down 15% compared to last year. Consolidated backlog was $171 million, down 4% from the level at the end of the third quarter, but down 33% when compared to $255 million last year. The year-over-year reduction in backlog is associated primarily with lower orders for our products within the Environmental Solutions Group, resulting from reduced demand from oil and gas markets and the absence of certain large fleet orders received in the prior year.
Increased Financial Flexibility
Cash flow from continuing operations for the year was $91.1 million, up 12% from $81.1 million last year. On this strong cash flow, cash balances exceeded total debt by $31.9 million at the end of the year. This is a $58.0 million increase from December 31, 2014, when total debt exceeded cash balances by $26.1 million. Cash and cash equivalents at December 31, 2015 were $76.0 million, compared to $24.1 million a year ago.
The Company funded $4.3 million for dividends during the quarter and $15.6 million during the year. The Company also funded $10.6 million of share repurchases in 2015. In addition, as recently announced, the Board of Directors declared a dividend of $0.07 per share that will be payable in the first quarter of 2016.
2016 Changes Set Platform for Profitable Growth
“Our recent actions demonstrate and support our continued commitment to profitable growth,” noted Sherman. The Company has taken the following strategic actions since the beginning of the year:

•
Announced today in a separate news release the signing of a definitive agreement to acquire substantially all of the assets and operations of Joe Johnson Equipment (“JJE”), a leading Canadian-based distributor of maintenance equipment for municipal and industrial markets.

•	Completed the sale of its Bronto Skylift business for approximately $87 million.

•	Executed a new five-year $325 million revolving credit facility.

•	Closed the acquisition of Westech Vac Systems, Ltd., a Canadian manufacturer of high-quality, rugged vacuum trucks.
Outlook
“We continue to believe in our long-term operating margin targets,” Sherman continued. “Our municipal markets, which represent about 60% of our revenues, remain healthy. However, similar to other companies that have recently provided guidance, we expect 2016 industrial markets to be challenging. The broader impacts of the oil and gas downturn are expected to reduce our 2016 operating income by $12 to $14 million. In addition, we are entering the year with a diminished backlog and a less favorable mix. Considering these headwinds and the ongoing uncertainty in industrial markets, we currently expect adjusted earnings per share for the year to be between $0.70 and $0.80, including a modest contribution from JJE.
“As we move forward, we are expanding our focus on new markets, accelerating the introduction of new product offerings, managing our costs and maintaining our 80/20 efforts. Our strong cash flow, healthy balance sheet, Bronto sale proceeds and new credit agreement give us significant financial flexibility to invest in these growth initiatives, pursue strategic acquisitions and continue to return value to shareholders through dividends and share repurchases.”

CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Monday, February 29, 2016 at 11:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-505-4369 and entering the pin number 5375493. An archived replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2015	2014	2015	2014
Net sales	$186.4	$209.1	$768.0	$779.1
Cost of sales	131.1	151.5	542.4	570.4
Gross profit	55.3	57.6	225.6	208.7
Selling, engineering, general and administrative expenses	31.0	31.8	122.0	120.0
Restructuring	—	—	0.4	—
Operating income	24.3	25.8	103.2	88.7
Interest expense	0.6	0.9	2.3	3.6
Other (income) expense, net	(0.6)	0.9	1.0	1.7
Income before income taxes	24.3	24.0	99.9	83.4
Income tax expense	(6.9)	(4.1)	(34.1)	(23.7)
Income from continuing operations	17.4	19.9	65.8	59.7
(Loss) gain from discontinued operations and disposal, net of income tax expense of $6.6, $2.2, $8.3 and $1.0, respectively	(5.9)	3.9	(2.3)	4.0
Net income	$11.5	$23.8	$63.5	$63.7
Basic earnings per share:
Earnings from continuing operations	$0.28	$0.32	$1.06	$0.95
(Loss) gain from discontinued operations and disposal, net of tax	(0.09)	0.06	(0.04)	0.06
Net earnings per share	$0.19	$0.38	$1.02	$1.01
Diluted earnings per share:
Earnings from continuing operations	$0.27	$0.31	$1.04	$0.94
(Loss) gain from discontinued operations and disposal, net of tax	(0.09)	0.06	(0.04)	0.06
Net earnings per share	$0.18	$0.37	$1.00	$1.00
Weighted average shares outstanding:
Basic	62.0	62.7	62.2	62.7
Diluted	63.3	63.6	63.4	63.6
Cash dividends declared per common share	$0.07	$0.03	$0.25	$0.09

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$76.0	$24.1
Accounts receivable, net of allowances for doubtful accounts of $0.8 and $0.7, respectively	73.0	73.6
Inventories	87.2	87.6
Prepaid expenses and other current assets	15.1	9.2
Current assets of discontinued operations	63.8	76.2
Total current assets	315.1	270.7
Properties and equipment, net	52.9	52.7
Goodwill	231.6	235.2
Deferred tax assets	20.1	45.1
Deferred charges and other assets	3.5	4.0
Long-term assets of discontinued operations	43.3	51.0
Total assets	$666.5	$658.7
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.4	$6.2
Accounts payable	38.0	41.7
Accrued liabilities:
Compensation and withholding taxes	18.6	22.6
Other current liabilities	31.6	35.7
Current liabilities of discontinued operations	28.6	32.9
Total current liabilities	117.2	139.1
Long-term borrowings and capital lease obligations	43.7	44.0
Long-term pension and other post-retirement benefit liabilities	55.2	62.6
Deferred gain	12.6	14.6
Other long-term liabilities	16.9	16.0
Long-term liabilities of discontinued operations	15.3	10.8
Total liabilities	260.9	287.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.8 and 64.2 shares issued, respectively	64.8	64.2
Capital in excess of par value	195.6	187.0
Retained earnings	274.9	227.0
Treasury stock, at cost, 2.6 million and 1.7 million shares, respectively	(40.9)	(27.1)
Accumulated other comprehensive loss	(88.8)	(79.5)
Total stockholders’ equity	405.6	371.6
Total liabilities and stockholders’ equity	$666.5	$658.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions)	2015	2014
Operating activities:
Net income	$63.5	$63.7
Adjustments to reconcile net income to net cash provided by operating activities:
Net loss (gain) on discontinued operations and disposal	2.3	(4.0)
Depreciation and amortization	12.3	11.5
Deferred financing costs	0.4	0.5
Deferred gain	(1.9)	(1.9)
Stock-based compensation expense	6.8	6.1
Excess tax benefit from stock-based compensation	(1.6)	(2.2)
Pension expense, net of funding	(3.8)	(5.9)
Deferred income taxes, including change in valuation allowance	25.9	18.9
Changes in operating assets and liabilities, net of effects of discontinued operations:
Accounts receivable	(0.3)	1.5
Inventories	(3.3)	(15.5)
Prepaid expenses and other current assets	1.0	(0.1)
Accounts payable	(3.1)	0.4
Accrued liabilities	(7.2)	6.8
Income taxes	(1.5)	(0.9)
Other	1.6	2.2
Net cash provided by continuing operating activities	91.1	81.1
Net cash provided by (used for) discontinued operating activities	6.1	(8.8)
Net cash provided by operating activities	97.2	72.3
Investing activities:
Purchases of properties and equipment	(9.6)	(13.7)
Proceeds from sales of properties and equipment	0.1	0.5
Proceeds from escrow receivable	4.0	7.4
Cash provided to customer	(6.0)	—
Net cash used for continuing investing activities	(11.5)	(5.8)
Net cash used for discontinued investing activities	(1.3)	(5.8)
Net cash used for investing activities	(12.8)	(11.6)
Financing activities:
(Decrease) increase in revolving lines of credit, net	—	(20.0)
Payments on long-term borrowings	(5.8)	(21.6)
Purchases of treasury stock	(10.6)	(10.3)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(3.2)	—
Cash dividends paid to stockholders	(15.6)	(5.6)
Proceeds from stock-based compensation activity	1.0	2.6
Excess tax benefit from stock-based compensation	1.6	2.2
Other, net	(0.4)	(1.0)
Net cash used for financing activities	(33.0)	(53.7)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.8)	(0.4)
Increase in cash and cash equivalents	50.6	6.6
Cash and cash equivalents at beginning of year	30.4	23.8
Cash and cash equivalents at end of year	81.0	30.4
Less: Cash and cash equivalents of discontinued operations at end of year	(5.0)	(6.3)
Cash and cash equivalents of continuing operations at end of year	$76.0	$24.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS
The following tables summarize group operating results as of and for the three and twelve months ended December 31, 2015 and 2014:
Environmental Solutions Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$124.3	$142.6	$(18.3)	$534.1	$536.6	$(2.5)
Operating income	22.3	22.1	0.2	96.9	81.9	15.0
Operating data:
Operating margin	17.9%	15.5%	2.4%	18.1%	15.3%	2.8%
Total orders	$120.2	$149.3	$(29.1)	$449.2	$555.6	$(106.4)
Backlog	133.4	218.3	(84.9)	133.4	218.3	(84.9)
Depreciation and amortization	1.8	1.9	(0.1)	7.3	6.8	0.5
Safety and Security Systems Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$62.1	$66.5	$(4.4)	$233.9	$242.5	$(8.6)
Operating income	9.1	10.9	(1.8)	32.3	32.1	0.2
Operating data:
Operating margin	14.7%	16.4%	(1.7)%	13.8%	13.2%	0.6%
Total orders	$59.1	$62.4	$(3.3)	$236.9	$251.8	$(14.9)
Backlog	37.9	36.4	1.5	37.9	36.4	1.5
Depreciation and amortization	1.3	1.1	0.2	4.8	4.5	0.3
Corporate Expenses
Corporate operating expenses were $7.1 million and $7.2 million for the three months ended December 31, 2015 and 2014, respectively.
Corporate operating expenses were $26.0 million and $25.3 million for the years ended December 31, 2015 and 2014, respectively. The year-over-year increase of $0.7 million was primarily due to higher employee costs.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2015 and 2014 adjusted net income and diluted EPS provides an additional measure which is representative of the Company’s underlying performance and improves the comparability of results between 2015 and 2014. Adjusted net income and adjusted EPS for the three and twelve months ended December 31, 2015 and 2014 exclude the effects of special tax items. Adjusted net income and adjusted EPS for the twelve months ended December 31, 2015 also exclude the effects of restructuring charges.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions)	2015	2014	2015	2014
Income from continuing operations	$17.4	$19.9	$65.8	$59.7
Add:
Income tax expense	6.9	4.1	34.1	23.7
Income before income taxes	24.3	24.0	99.9	83.4
Add:
Restructuring	—	—	0.4	—
Adjusted income before income taxes	$24.3	$24.0	$100.3	$83.4
Adjusted income tax expense (a) (b)	(8.3)	(8.0)	(35.6)	(27.6)
Adjusted net income from continuing operations	$16.0	$16.0	$64.7	$55.8

	Three Months Ended December 31,		Twelve Months Ended December 31,
(dollars per diluted share)	2015	2014	2015	2014
EPS, as reported	$0.27	$0.31	$1.04	$0.94
Add:
Income tax expense	0.11	0.07	0.54	0.37
Income before income taxes	0.38	0.38	1.58	1.31
Add:
Restructuring	—	—	0.00	—
Adjusted income before income taxes	$0.38	$0.38	$1.58	$1.31
Adjusted income tax expense (a) (b)	(0.13)	(0.13)	(0.56)	(0.43)
Adjusted EPS	$0.25	$0.25	$1.02	$0.88

(a)
Adjusted income tax expense for the three and twelve months ended December 31, 2015 excludes a $1.4 million net benefit from special tax items, comprising of a $4.2 million net tax benefit associated with tax planning strategies, offset by a $2.4 million adjustment of deferred tax assets and $0.4 million of expense associated with a change in the enacted tax rate in the U.K. Adjusted income tax expense for the twelve months ended December 31, 2015 also excludes the tax effects of restructuring charges.

(b)
Adjusted income tax expense for the three and twelve months ended December 31, 2014 excludes the benefit of two special tax items: $3.5 million for the release of valuation allowance against foreign deferred tax assets and $0.4 million associated with a change in the Spanish income tax rate.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the

Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, restructuring charges, other expense, income tax expense, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending December 31,
($ in millions)	2015	2014
Total debt	$44.1	$50.2

Income from continuing operations	65.8	59.7
Add:
Interest expense	2.3	3.6
Restructuring	0.4	—
Other expense, net	1.0	1.7
Income tax expense	34.1	23.7
Depreciation and amortization	12.3	11.5
Adjusted EBITDA	$115.9	$100.2

Total debt to adjusted EBITDA ratio	0.4	0.5